UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MANCHESTER TECHNOLOGIES, INC.
                          -----------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    562398107
                                 (CUSIP Number)


                                Robert A. Ferris
                           Electrograph Holdings, Inc.

                         c/o Caxton-Iseman Capital, Inc.
                                500 Park Avenue,
                               New York, NY 10022
                                 (212) 774-5800


                                 with a copy to:

                              Carl L. Reisner, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas,
                             New York, NY 10019-6064
                                 (212) 373-3000
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 17, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                      This document consists of 12 pages.

CUSIP NO. 562398107                SCHEDULE 13D             Page  2 of 11 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Electrograph Holdings, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                                7         SOLE VOTING POWER

                                          -0-
  NUMBER OF SHARES           ---------------------------------------------------
    BENEFICIALLY                8         SHARED VOTING POWER
     OWNED BY
   EACH REPORTING                         4,690,201 (1)
       PERSON                ---------------------------------------------------
        WITH                    9         SOLE DISPOSITIVE POWER

                                          -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,690,201
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6% (2)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


----------
(1) No shares of common stock of the Issuer have been purchased, directly or indirectly, by the Reporting Person. Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in Items 4 and 5 of this Statement), entered into by and between the Reporting Person and Barry R. Steinberg in connection with the proposed merger of CICE Acquisition Corp., a wholly owned subsidiary of the Reporting Person, with and into the Issuer. Any such beneficial ownership is expressly denied by the Reporting Person.

(2) Based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

CUSIP NO. 562398107                SCHEDULE 13D             Page  3 of 11 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Electrograph Investment Holdings, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                                7         SOLE VOTING POWER

                                          -0-
  NUMBER OF SHARES           ---------------------------------------------------
    BENEFICIALLY                8         SHARED VOTING POWER
     OWNED BY
   EACH REPORTING                         4,690,201 (3)
       PERSON                ---------------------------------------------------
        WITH                    9         SOLE DISPOSITIVE POWER

                                          -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,690,201
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6% (4)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


----------
(3) No shares of common stock of the Issuer have been purchased, directly or indirectly, by the Reporting Person. Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in Items 4 and 5 of this Statement), entered into by and between Electrograph Holdings, Inc. and Barry R. Steinberg in connection with the proposed merger of CICE Acquisition Corp., a wholly owned subsidiary of Electrograph Holdings, Inc., with and into the Issuer. Any such beneficial ownership is expressly denied by the Reporting Person.

(4) Based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

CUSIP NO. 562398107                SCHEDULE 13D             Page 4 of 11 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Caxton-Iseman (Electrograph), L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                                7         SOLE VOTING POWER

                                          -0-
  NUMBER OF SHARES           ---------------------------------------------------
    BENEFICIALLY                8         SHARED VOTING POWER
     OWNED BY
   EACH REPORTING                         4,690,201 (5)
       PERSON                ---------------------------------------------------
        WITH                    9         SOLE DISPOSITIVE POWER

                                          -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,690,201
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6% (6)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------


----------
(5) No shares of common stock of the Issuer have been purchased, directly or indirectly, by the Reporting Person. Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in Items 4 and 5 of this Statement), entered into by and between Electrograph Holdings, Inc. and Barry R. Steinberg in connection with the proposed merger of CICE Acquisition Corp., a wholly owned subsidiary of Electrograph Holdings, Inc., with and into the Issuer. Any such beneficial ownership is expressly denied by the Reporting Person.

(6) Based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

CUSIP NO. 562398107                SCHEDULE 13D             Page  5 of 11 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Golconda Holdings, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

                                7         SOLE VOTING POWER

                                          -0-
  NUMBER OF SHARES           ---------------------------------------------------
    BENEFICIALLY                8         SHARED VOTING POWER
     OWNED BY
   EACH REPORTING                         4,690,201 (7)
       PERSON                ---------------------------------------------------
        WITH                    9         SOLE DISPOSITIVE POWER

                                          -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,690,201
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6% (8)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


----------
(7) No shares of common stock of the Issuer have been purchased, directly or indirectly, by the Reporting Person. Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in Items 4 and 5 of this Statement), entered into by and between Electrograph Holdings, Inc. and Barry R. Steinberg in connection with the proposed merger of CICE Acquisition Corp., a wholly owned subsidiary of Electrograph Holdings, Inc., with and into the Issuer. Any such beneficial ownership is expressly denied by the Reporting Person.

(8) Based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

CUSIP NO. 562398107                SCHEDULE 13D             Page  6 of 11 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frederick J. Iseman
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]
                                                                     (b)  [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)
                                                                          [_]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------

                                7         SOLE VOTING POWER

                                          -0-
  NUMBER OF SHARES           ---------------------------------------------------
    BENEFICIALLY                8         SHARED VOTING POWER
     OWNED BY
   EACH REPORTING                         4,690,201 (9)
       PERSON                ---------------------------------------------------
        WITH                    9         SOLE DISPOSITIVE POWER

                                          -0-
                             ---------------------------------------------------
                               10         SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,690,201
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6% (10)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------


----------
(9) No shares of common stock of the Issuer have been purchased, directly or indirectly, by the Reporting Person. Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to a Voting Agreement (as described in Items 4 and 5 of this Statement), entered into by and between Electrograph Holdings, Inc. and Barry R. Steinberg in connection with the proposed merger of CICE Acquisition Corp., a wholly owned subsidiary of Electrograph Holdings, Inc., with and into the Issuer. Any such beneficial ownership is expressly denied by the Reporting Person.

(10) Based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

CUSIP NO. 562398107                SCHEDULE 13D             Page  7 of 11 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

    This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Manchester Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 50 Marcus Boulevard, Hauppauge, New York, 11788.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) The names of the persons filing this Statement (collectively, the "Reporting Persons") are:

         Electrograph Holdings, Inc. ("EH"),
         Electrograph Investment Holdings, Inc. ("EIH"),
         Caxton-Iseman (Electrograph), L.P. ("CIE"),
         Golconda Holdings, Inc. ("Golconda") and
         Frederick J. Iseman.

         The names of the directors and executive officers of EH, EIH and Golconda are set forth on Schedule I, which is incorporated herein by reference.

    (b) The business address of each Reporting Person and each director and executive officer of EH, EIH and Golconda is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, NY 10022.

    (c) EH, EIH and CIE are newly formed entities that were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below) and related transactions. Golconda is a holding company that holds various investments. The present principal occupation of Mr. Iseman and each director and executive officer of EH, EIH and Golconda is set forth on
Schedule I, which is incorporated herein by reference.

    (d) During the last five years, none of the persons referred to in paragraph (a) above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) EH, EIH, CIE and Golconda are organized under the laws of Delaware. Mr. Iseman and each of the directors and executive officers of EH, EIH and Golconda are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    No shares of Common Stock have been purchased, directly or indirectly, by any of the Reporting Persons. Rather, as an inducement and a condition to entering into the Merger Agreement (as defined below), EH and Barry R. Steinberg have entered into a Voting Agreement (as defined below), pursuant to which Mr. Steinberg has agreed to vote his shares of Common Stock in favor of the adoption of the Merger Agreement (as more fully described below in Items 4 and 5).

ITEM 4.  PURPOSE OF TRANSACTION

    No shares of Common Stock have been purchased, directly or indirectly, by any of the Reporting Persons. The Reporting Persons could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates because EH and Barry R. Steinberg have entered into a Voting Agreement, dated as of April 17, 2005 (the "Voting Agreement") in connection with the execution and delivery of an Agreement and Plan of Merger, dated as of April 17, 2005 (the "Merger Agreement") among the Issuer, EH, and CICE Acquisition Corp., Inc., a New York corporation ("Merger Sub"), pursuant to which, among other things, (i) Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer as the surviving corporation, (ii) the Issuer will become a wholly-owned subsidiary of EH and (iii) each holder of shares of Common Stock will be entitled to receive in exchange for each share of Common Stock $6.40 in cash

CUSIP NO. 562398107                SCHEDULE 13D             Page  8 of 11 Pages
--------------------------------------------------------------------------------

without interest.

    Pursuant to the Voting Agreement, Mr. Steinberg has agreed to vote the shares of Common Stock he beneficially owns (the "Covered Shares") in favor of the adoption of the Merger Agreement. Mr. Steinberg represented in the Voting Agreement that, as of April 17, 2005, Mr. Steinberg beneficially owned 4,690,201 shares of Common Stock. In addition, Mr. Steinberg has agreed to vote against any action, proposal or agreement that would (i) compete with, impede, interfere with, adversely affect, tend to discourage or inhibit the adoption of the Merger Agreement or the timely consummation of the transactions contemplated by the Merger Agreement, and (ii) result in any breach of a representation, warranty, covenant or agreement of the Issuer under the Merger Agreement. Because EH is the beneficiary of the Voting Agreement, EH and the other Reporting Persons may be deemed to be the beneficial owner of the Covered Shares; however, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons disclaims beneficial ownership of such Covered Shares.

    Mr. Steinberg has also agreed that he will not, among other things, (a) sell, assign, give, tender, offer, exchange or otherwise transfer any of his Covered Shares; (b) encumber, pledge, hypothecate or otherwise permit (including by omission) the creation or imposition of any Encumbrance on any of his Covered Shares; or (c) enter into any Contract with respect to any of the foregoing, in each case without the prior written consent of EH. Mr. Steinberg has also agreed that he will not, and shall cause each of his affiliates (other than the Issuer and its directors, to the extent permitted by the Merger Agreement) not to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any inquiries or the making of any proposal or offer related to the sale of the Issuer, (ii) furnish any information regarding the Issuer or its subsidiaries to any person who has indicated an intention to make any inquiry, proposal or offer related to any sale of the Issuer, (iii) engage in discussions or negotiations with any person that has indicated an intention to make any inquiry, proposal or offer related to any sale of the Issuer, (iv) approve, endorse or recommend any proposal or offer related to any sale of the Issuer, (v) enter into any letter of intent, agreement in principle or similar contract with a view to effecting a sale of the Issuer or (vii) propose to do any of the foregoing.

    The Voting Agreement terminates upon the earlier of (a) the effective time of the Merger or (b) the day on which the Merger Agreement is terminated in accordance with its terms and, if applicable, the $2.5 million termination fee is paid by the Issuer to EH pursuant to Section 8.3 of the Merger Agreement.

    The descriptions of the Voting Agreement and Merger Agreement contained in this Statement are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 2 and Exhibit 3 hereto, respectively, and are incorporated by reference herein.

    Each of paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement, the Voting Agreement and related agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) EH, in its capacity as the beneficiary of the Voting Agreement, may be deemed to be the beneficial owner of 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg, representing approximately 55.6% of the outstanding shares of Common Stock, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

    EIH, in its capacity as sole stockholder of EH, may be deemed to be the beneficial owner of 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg, representing approximately 55.6% of the outstanding shares of Common Stock, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

    CIE, in its capacity as sole stockholder of EIH, may be deemed to be the beneficial owner of 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg, representing approximately 55.6% of the outstanding shares of Common Stock, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

    Golconda, in its capacity as general partner of CIE, may be deemed to be the beneficial owner of 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg, representing approximately 55.6% of the outstanding shares of Common Stock, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

    Mr. Iseman, in his capacity as the sole stockholder, director and President of Golconda, may be deemed to be the

CUSIP NO. 562398107                SCHEDULE 13D             Page  9 of 11 Pages
--------------------------------------------------------------------------------

beneficial owner of 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg, representing approximately 55.6% of the outstanding shares of Common Stock, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2005.

    Except as otherwise set forth in this Statement, none of the directors or executive officers of EH, EIH or Golconda beneficially owns any shares of Common Stock.

    Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any shares of Common Stock. Each of the Reporting Persons disclaims membership in any group with respect to shares of Common Stock, by virtue of EH's execution of the Voting Agreement or otherwise.

    (b) Each of the Reporting Persons, in their respective capacities described in paragraph (a) of this Item 5, may be deemed to have shared power to vote or to direct the vote the 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg. None of the Reporting Persons has the power to dispose or to direct the disposition of the 4,690,201 shares of Common Stock beneficially owned by Mr. Steinberg. None of the persons identified in Schedule I has the power to vote or to direct the vote, or the power to dispose of or to direct the disposition of, any shares of Common Stock.

    Based solely on information disclosed by the Issuer and Mr. Steinberg in their respective public filings with the Securities and Exchange Commission:
Barry R. Steinberg is a citizen of the United States whose principal business address is 50 Marcus Boulevard, Hauppauge, New York, 11788; Mr. Steinberg's principal occupation is serving as Chairman and Chief Executive Officer of the Issuer; to the knowledge of the Reporting Persons, during the last five years, Mr. Steinberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and to the knowledge of the Reporting Persons, during the past five years, Mr. Steinberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (c)  Not applicable.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT NO.                           DESCRIPTION
     -----------                           -----------

          1             Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

          2 Voting Agreement, dated as of April 17, 2005, by and among Electrograph Holdings, Inc. and Barry R. Steinberg.

          3 Agreement and Plan of Merger, dated as of April 17, 2005, by and among Electrograph Holdings, Inc., CICE Acquisition Corp. and Manchester Technologies, Inc.

CUSIP NO. 562398107                SCHEDULE 13D             Page 10 of 11 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2005

                                          ELECTROGRAPH HOLDINGS, INC.


                                          By:  /s/ Frederick J. Iseman
                                               ------------------------
                                               Name:  Frederick J. Iseman
                                               Title: President



                                          ELECTROGRAPH INVESTMENT HOLDINGS, INC.


                                          By:  /s/ Frederick J. Iseman
                                               ------------------------
                                               Name:  Frederick J. Iseman
                                               Title: President



                                          CAXTON-ISEMAN (ELECTROGRAPH), L.P.


                                          By:  Golconda Holdings, Inc.
                                               its general partner

                                               By:  /s/ Frederick J. Iseman
                                                    ------------------------
                                                    Name:  Frederick J. Iseman
                                                    Title: President

                                          GOLCONDA HOLDINGS, INC.


                                          By:  /s/ Frederick J. Iseman
                                               ------------------------
                                               Name:  Frederick J. Iseman
                                               Title: President



                                          /s/ Frederick J. Iseman
                                          ------------------------------
                                          Frederick J. Iseman

CUSIP NO. 562398107                SCHEDULE 13D             Page 11 of 11 Pages
--------------------------------------------------------------------------------


                                    SCHEDULE I

                    INFORMATION WITH RESPECT TO DIRECTORS AND
                   EXECUTIVE OFFICERS OF EH, EIH AND GOLCONDA

         The following formation sets forth the name and present principal occupation of each of the directors and executive officers of EH, EIH and Golconda.

   NAME                                      PRESENT PRINCIPAL OCCUPATION
   ----                                      ----------------------------
   DIRECTORS OF EH
   ---------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.
   Robert A. Ferris                          Managing Director, Caxton-Iseman Capital, Inc.


   EXECUTIVE OFFICERS OF EH
   ------------------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.
   Robert A. Ferris                          Managing Director, Caxton-Iseman Capital, Inc.
   Rhiannon T. Kubicka                       Vice President, Caxton-Iseman Capital, Inc.


   DIRECTORS OF EIH
   ----------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.
   Robert A. Ferris                          Managing Director, Caxton-Iseman Capital, Inc.


   EXECUTIVE OFFICERS OF EIH
   -------------------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.
   Robert A. Ferris                          Managing Director, Caxton-Iseman Capital, Inc.
   Rhiannon T. Kubicka                       Vice President, Caxton-Iseman Capital, Inc.


   DIRECTORS OF GOLCONDA
   ---------------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.


   EXECUTIVE OFFICERS OF GOLCONDA
   ------------------------------
   Frederick J. Iseman                       President, Caxton-Iseman Capital, Inc.
